EXHIBIT 107

Calculation of Filing Fee Tables

S-1

AI TRANSPORTATION ACQUISITION CORP

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Security	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee
Equity	Units, each consisting of one ordinary share, $0.0001 par value and one right to receive one-eighth of one ordinary share (2)	Rule 457(o)	5,750,000	$10.00	$57,500,000	$0.00011020	$6,336.50
Equity	Ordinary shares included as part of the units(3)	Rule 457(g)	5,750,000	—	—	—	—(4)
Other	Whole Rights includes as part of the units(3)	Rule 457(g)	575,000				—(4)
Equity	Ordinary shares underlying the rights included as part of the units(3)	Rule 457(o)	575,000	$10.00	$5,750,000	$0.00011020	633.65
Equity	Representative Shares Rule 457(a)		57,500	10.00	$575,000	$0.00011020	$63.36
Total Offering Amounts					$63,825,000		$7,033.71
Total Fees Previously Paid							12,498.74
Total Fee Offsets							N/A
Net Fee Due							$0.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act.

(2)	Representing 5,750,000 units including 5,000,000 units to be issued in the offering and up to 750,000 units which may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any, each consisting of one ordinary share and one-eighth (1/8th) of one right.

(3)	Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(4)	No additional registration fee is payable pursuant to Rule 457(g) under the Securities Act.